UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 15)*

                           THE SEAGRAM COMPANY LTD.
                               (Name of Issuer)

                  common shares without nominal or par value
                        (Title of Class of Securities)

                                  811850 10 6
                                (CUSIP Number)
                                Sarah E. Cogan
                          Simpson Thacher & Bartlett
        425 Lexington Avenue, New York, New York  10017  (212) 455-3575
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 June 21, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box   /__/.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                 PAGE 1 of 40 PAGES

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    2     of     40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EDGAR M. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman, as Managing Partner of Bronfman Associates, as trustee of a certain charitable foundation and as voting trustee under a certain voting trust agreement.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          732,441
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            1,726,688
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          732,441
   WITH      10   SHARED DISPOSITIVE POWER

                  60,344,960

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,563,733

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    3     of     40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     THE HON. CHARLES R. BRONFMAN, individually, as a manager of a certain general partner of CRB Associates, Limited Partnership, as director or trustee of certain charitable foundations and as voting trustee under certain voting trust agreements.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          104,922,869
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            1,750,688
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          524,101
   WITH      10   SHARED DISPOSITIVE POWER

                  4,874,520

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     106,673,557

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.7

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    4     of    40     Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PHYLLIS LAMBERT

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    5     of    40     Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SAMUEL BRONFMAN II, individually and as trustee of a certain charitable foundation.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          141,741
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            240,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          141,741
   WITH      10   SHARED DISPOSITIVE POWER

                  240,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     381,741
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    6     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EDGAR BRONFMAN, JR., individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as trustee of a certain charitable foundation.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          2,639,840
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            240,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          2,639,840
   WITH      10   SHARED DISPOSITIVE POWER

                  60,345,262

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,985,102

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    7     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MATTHEW BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          240
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            240
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          240
   WITH      10   SHARED DISPOSITIVE POWER

                  60,104,844

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,105,084

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    8     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     STEPHEN R. BRONFMAN, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of certain charitable foundations.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,240
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  24,998,404

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,998,404

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    9     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ELLEN J. BRONFMAN HAUPTMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          24,000
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          24,000
   WITH      10   SHARED DISPOSITIVE POWER

                  21,718,164

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,742,164

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No.     811850 10 6                   Page   10     of    40     Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HAROLD R. HANDLER, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  60,104,604

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,104,604
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No.     811850 10 6                   Page   11     of    40     Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MAYO A. SHATTUCK III, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  60,104,604

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,104,604
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page   12     of    40     Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     JOHN L. WEINBERG, individually and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          12,000
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          12,000
   WITH      10   SHARED DISPOSITIVE POWER

                  60,104,604

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,116,604
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    13     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ARNOLD M. LUDWICK, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as a director of certain charitable foundations.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  24,998,164

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,998,164

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    14     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ROBERT S. VINEBERG, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  21,664,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,664,000
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    15     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GARY J. GARTNER, as a manager of a certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  6,300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    16     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     STEVEN H. LEVIN, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  6,300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    17     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     JEFFREY D. SCHEINE, as a manager of a certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            24,000
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  6,300,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    18     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TREVOR CARMICHAEL, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Barbados

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  14,320,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,320,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    19     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     NEVILLE LEROY SMITH, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Barbados

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  14,320,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,320,000
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    20     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRUCE I. JUDELSON, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          302,760
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            0
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          302,760
   WITH      10   SHARED DISPOSITIVE POWER

                  14,320,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,622,760
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4
14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    21     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     STANLEY N. BERGMAN, as trustee under certain trusts for the benefit of descendants of the late Minda de Gunzburg and as voting trustee under a certain voting trust agreement.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            1,486,332
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  1,420,004

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,486,332

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    22     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DR. GUIDO GOLDMAN, as trustee under certain trusts for the benefit of descendants of the late Minda de Gunzburg and as voting trustee under a certain voting trust agreement.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            1,486,332
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  1,420,004

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,486,332

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No.     811850 10 6                   Page    23     of    40    Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     LEONARD M. NELSON, as trustee under certain trusts for the benefit of descendants of the late Minda de Gunzburg and as voting trustee under a certain voting trust agreement.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/

 3   SEC USE ONLY



 4   SOURCE OF FUNDS*


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  /__/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

              7   SOLE VOTING POWER
 NUMBER OF
  SHARES          0
BENEFICIAL-   8   SHARED VOTING POWER
 LY OWNED
    BY            1,486,332
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON          0
   WITH      10   SHARED DISPOSITIVE POWER

                  1,420,004

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,486,332

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             /__/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3

14   TYPE OF REPORTING PERSON*

     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                            Page    24    of    40    Pages

Item 5.  Interest in Securities of the Issuer.

                 Item 5 of the Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common shares without nominal or par value (the "Shares") of The Seagram Company Ltd. ("Seagram"), is hereby supplemented as follows:

                 Current Ownership. As of the date hereof, Bronfman Associates, a New York general partnership ("BA"), owns 58,618,088 Shares or approximately 13.6% of the outstanding Shares. Edgar M. Bronfman is the Managing Partner of BA and the other partners of BA are the Edgar Miles Bronfman Trust (the "EMBT"), which holds a 99% general partnership interest, and the children of Edgar M. Bronfman, including Samuel Bronfman II, Edgar Bronfman, Jr. and Matthew Bronfman. The EMBT owns no Shares directly. Edgar
M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo
A. Shattuck III and John L. Weinberg are the trustees of the EMBT and of the PBBT/Edgar Miles Bronfman Family Trust (the "PBBT/EMBFT"), which are trusts for the benefit of Edgar M. Bronfman and his descendants. The PBBT/EMBFT owns 1,486,516 Shares or approximately 0.34% of the outstanding Shares.

                 The C. Bronfman Family Trust (the "C.BFT"), The Charles Rosner Bronfman Family Trust (the "CRBFT"), The Charles Bronfman Trust II (the "CBT II") and The Charles R. Bronfman Discretionary Trust (the "CRBDT"), trusts for the benefit of Charles R. Bronfman and his descendants, own directly 14,320,000 Shares, 20,364,000 Shares, 5,000,000 Shares and 302,760
Shares, or approximately 3.3%, 4.7%, 1.2% and 0.07% of the outstanding Shares, respectively. Trevor Carmichael, Neville LeRoy Smith and Bruce I. Judelson are the trustees of the C.BFT. Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Arnold M. Ludwick and Robert S. Vineberg are the trustees of the CRBFT, and Gary J. Gartner, Steven H. Levin and Jeffrey D. Scheine are the trustees of the CBT II. Bruce I. Judelson is the trustee of the CRBDT.

                 CRB Associates, Limited Partnership, a Connecticut limited partnership ("CRB Associates"), owns directly 1,300,000 Shares, or approximately 0.3% of the outstanding Shares. The general partners of CRB Associates are the CRBFT, which holds a 51.04% general partnership interest, and Claridge Israel LLC ("Claridge Israel"), which holds a 48% general partnership interest. Stephen R. Bronfman holds a 0.96% limited partnership interest in CRB Associates. Charles R. Bronfman, Gary J. Gartner and Jeffrey
D. Scheine are the managers of Claridge Israel, and The Charles Bronfman Trust (the "CBT") and The Charles R. Bronfman Trust (the "CRBT") are the members of Claridge Israel. Neither the CBT nor the CRBT owns any Shares directly. Gary J. Gartner, Steven H. Levin and Jeffrey D. Scheine are the trustees of the CBT and of the CRBT, which are trusts for the benefit of Charles R. Bronfman and his descendants.

                                            Page    25    of    40    Pages

                 The Saidye Rosner Bronfman Ruby Trust (the "Ruby Trust") and the Saidye Rosner Bronfman Topaz Trust (the "Topaz Trust," and together with the Ruby Trust, the "de Gunzburg Trusts"), trusts for the benefit of descendants of the late Minda de Gunzburg, own 1,320,000 Shares and 100,004 Shares, or approximately 0.31% and 0.02% of the outstanding Shares, respectively. Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson are the trustees of the de Gunzburg Trusts.

                 Edgar M. Bronfman, Charles R. Bronfman and the late Minda de Gunzburg are siblings.

                 The Claridge Foundation, a charitable foundation the members and directors of which include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick, owns 3,280,000 Shares or approximately 0.76% of the outstanding Shares. The Chastell Foundation, a charitable foundation the members and directors of which include Charles R. Bronfman, Stephen R. Bronfman, Ellen J. Bronfman Hauptman and Arnold M. Ludwick, owns 54,164 Shares or approximately 0.01% of the outstanding Shares. The Samuel Bronfman Foundation, a charitable foundation the trustees of which include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II and Edgar Bronfman, Jr., owns 240,000 Shares or approximately 0.06% of the outstanding Shares. The Samuel and Saidye Bronfman Family Foundation, a charitable foundation the directors of which include Matthew Bronfman and Stephen R. Bronfman, owns 240 Shares.

                 Edgar M. Bronfman owns directly 240 Shares, holds currently exercisable options to acquire 732,201 Shares and serves as an executor of an estate which owns 356 Shares; Charles R. Bronfman owns directly 1,000 Shares, holds currently exercisable options to acquire 523,101 Shares and serves as an executor of an estate which owns 356 Shares; Samuel Bronfman II owns directly 240 Shares and holds currently exercisable options to acquire 141,501 Shares; Edgar Bronfman, Jr. owns directly 240 Shares, holds currently exercisable options to acquire 2,639,600 Shares and, through an investment in the Joseph E. Seagram & Sons, Inc. 401(k) Plan with a value of $20,312.62 as of August 31, 1998, owns indirectly approximately 658 Shares; Matthew Bronfman owns directly 240 Shares; Ellen J. Bronfman Hauptman owns directly 24,000 Shares and John L. Weinberg owns directly 12,000 Shares. Except with respect to Shares held by Edgar Bronfman, Jr. through the 401(k) Plan, each of such persons has the sole power to vote, or direct the voting of, and the sole power to dispose of, or direct the disposition of, the Shares stated to be owned directly by such person. In addition, the spouse of Edgar M. Bronfman owns directly 1,840 Shares, and the spouse of Charles R. Bronfman owns indirectly 12,000 Shares.

                 The power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the Shares beneficially owned by each of the aforementioned trusts is shared by the respective trustees of such trusts, except that the authority of the trustees to vote and dispose of

                                            Page    26    of    40    Pages

the Shares beneficially owned by the trusts is limited by the voting trust agreements and right of first refusal agreement described below.

                 Charles R. Bronfman is the voting trustee under a Voting Trust Agreement dated August 3, 1984, as amended, covering 103,122,768 Shares owned directly or indirectly by the EMBT, the PBBT/EMBFT, the C.BFT, the CRBFT, the CBT II, The Claridge Foundation and The Chastell Foundation and an additional 1,276,000 Shares owned indirectly by the CRBFT, the CBT and the CRBT through CRB Associates. See Item 6 - "Voting Trust Agreements" of the
Schedule 13D.

                 Edgar M. Bronfman, Charles R. Bronfman, Stanley N. Bergman, Leonard M. Nelson and Dr. Guido Goldman are the voting trustees under a Voting Trust Agreement dated May 15, 1986 covering the 1,420,004 Shares owned by the de Gunzburg Trusts, and 66,328 Shares owned by Jean de Gunzburg. See
Item 6 - "Voting Trust Agreements" of the Schedule 13D.

                 The Shares subject to the aforementioned voting trusts are subject to a right-of-first-refusal agreement. See Item 6 - "Right of First Refusal Agreements" of the Schedule 13D.

                 Each person identified in the Schedule 13D expressly disclaims any beneficial interest in the Shares, except for those Shares which are stated to be owned directly by such person, and except to the extent of such person's beneficial interest in a trust which owns such Shares.

                 Except to the extent expressly provided in agreements described in the Schedule 13D, the persons filing this statement expressly disclaim (i) that the trustees of the trusts referred to in the Schedule 13D act as a group with the trustees of any other trusts referred to in the
Schedule 13D, and (ii) that any group exists with respect to the Shares referred to in the Schedule 13D.

                 The number of Shares over which the trustees of the trusts described herein and Samuel Bronfman II exercise voting or dispositive power, either sole or shared, are set forth on the cover pages hereto. Percentages set forth on such cover pages and in this Item 5 are based on the 432,479,724 Shares outstanding as of June 10, 1999, as adjusted to give effect to the public offering by Seagram of 29,000,000 Shares consummated on June 21, 1999.


                 Recent Transactions.

                 On March 2, 1999, Robert S. Vineberg indirectly sold 53,200 Shares owned by him in a private sale to a third party at an average price per Share of $45.70.

                                            Page    27    of    40    Pages

                 On May 4, 1999, the CRBFT transferred 160,000 Shares to Columbus Capital Corporation ("Columbus"), a wholly owned subsidiary of the CRBFT, in exchange for shares in Columbus. On May 5, 1999, Columbus donated the 160,000 Shares to The CRB Foundation, a charitable foundation the members and directors of which include Charles R. Bronfman, Stephen R. Bronfman and Arnold M. Ludwick.

                 On May 10, 1999, Philotecton Canada Inc. ("Philotecton") donated the 750,000 Shares owned directly by it to the Canadian Centre for Architecture, a not-for-profit corporation. After giving effect to such transaction, Phyllis Lambert, the sister of Edgar M. Bronfman, Charles R. Bronfman and the late Minda de Gunzburg, no longer owned any Shares.

                 On May 19, 1999, Stephen R. Bronfman transferred 24,000 Shares owned directly by him to CRB Associates ("CRB Associates") in exchange for a limited partnership interest in CRB Associates. On May 19, 1999, the CRBFT transferred 1,276,000 Shares owned directly by it to CRB Associates in exchange for a general partnership interest in CRB Associates.

                 On May 21, 1999, Charles R. Bronfman exercised employee stock options for 1,000 Shares at an exercise price per Share of $23.6560.

                 On June 8, 1999, Claridge Israel contributed $65,925,000 to CRB Associates in exchange for a 48% general partnership interest in CRB Associates. On June 8, 1999, each of the CRBT and the CBT sold 600,000 Shares to CRB Associates in a private sale at a price per Share of $54.9375.

                 On June 9, 1999, the CRBFT contributed 2,000,000 Shares to Esarbee Investments Limited ("Esarbee") in exchange for all of the shares of Esarbee. On June 10, 1999, Esarbee contributed such 2,000,000 Shares to 3576981 Canada Inc. in exchange for all of the shares of 3576981 Canada Inc. On June 15, 1999, Esarbee transferred all of its shares of 3576981 Canada
Inc. and, thus, indirectly all of the 2,000,000 Shares then owned by 3576981 Canada Inc.,to Seagram in exchange for 2,000,000 newly issued Shares. Seagram was fully indemnified for its participation in the exchange and had its expenses related to the exchange reimbursed.

                 On June 21, 1999, the C.BFT, CRB Associates, Esarbee, the CRBT, the CBT, The Chastell Foundation and The CRB Foundation (the "Selling Shareholders") closed on the sale of an aggregate of 8,000,000 Shares as part of a public offering of Shares by Seagram and the Selling Shareholders in the United States, Canada and internationally (the "Public Offering") at a price per Share (excluding underwriting discounts) of $50.125, in the following amounts:

                                            Page    28    of    40    Pages

Seller                                                      Number of Shares
The C. Bronfman Family Trust                                2,000,000
CRB Associates, Limited Partnership                         1,200,000
Esarbee Investments Limited                                 2,000,000
The Charles R. Bronfman Trust                               1,100,000
The Charles Bronfman Trust                                  1,100,000
The Chastell Foundation                                       440,000
The CRB Foundation                                            160,000

After giving effect to such transactions, neither Esarbee nor the CRB Foundation owned any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 Item 6 of the Schedule 13D is hereby supplemented as follows:

                 The Selling Shareholders and certain of the entities described herein have entered into "lock-up" agreements dated June 15, 1999 with the underwriters of the Public Offering. Pursuant to such agreements, each of the Selling Shareholders and such entities has agreed not to dispose of or hedge any of the Shares owned by it (other than the Shares offered in the Public Offering) or securities convertible into or exchangeable for Shares during the period beginning on June 15, 1999 and continuing through September 13, 1999, except with the prior written consent of Goldman, Sachs & Co., the Global Coordinator of the Public Offering. The form of lock-up agreement is filed herewith and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

                 A.        Form of Lock-up Agreement.

                                            Page    29    of    40    Pages

Signatures

                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: June 23, 1999



                                  EDGAR M. BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman, as Managing Partner of Bronfman Associates, as trustee of a certain charitable foundation and as voting trustee under a certain voting trust agreement


                                  by:      /s/ Harold R. Handler
                                           Harold R. Handler
                                           Attorney-in-Fact (Pursuant to
                                           Powers of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  THE HON. CHARLES R. BRONFMAN, individually, as a manager of a certain general partner of CRB Associates, Limited Partnership, as director or trustee of certain charitable foundations and as voting trustee under certain voting trust agreements


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)

                                            Page    30    of    40    Pages

                                  PHYLLIS LAMBERT


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  SAMUEL BRONFMAN II, individually and as
                                  trustee of a certain charitable foundation


                                  by:      /s/ Harold R. Handler
                                           Harold R. Handler
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  EDGAR BRONFMAN, JR., individually, as
                                  trustee under certain trusts for the
                                  benefit of descendants of the late Samuel
                                  Bronfman and as trustee of a certain
                                  charitable foundation


                                  by:      /s/ Harold R. Handler
                                           Harold R. Handler
                                           Attorney-in-Fact (Pursuant to
                                           Powers of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)

                                            Page    31    of    40    Pages

                                  MATTHEW BRONFMAN, individually, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation


                                  by:      /s/ Harold R. Handler
                                           Harold R. Handler
                                           Attorney-in-Fact (Pursuant to
                                           Powers of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  STEPHEN R. BRONFMAN, as trustee under a
                                  certain trust for the benefit of
                                  descendants of the late Samuel Bronfman and as director of certain charitable foundations


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  ELLEN J. BRONFMAN HAUPTMAN, individually, as trustee under a certain trust for the benefit of descendants of the late Samuel Bronfman and as director of a certain charitable foundation


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)


                                  /s/ Harold R. Handler
                                  HAROLD R. HANDLER, as trustee under certain
                                  trusts for the benefit of descendants of
                                  the late Samuel Bronfman

                                            Page    32    of    40    Pages

                                  MAYO A. SHATTUCK III, as trustee under
                                  certain trusts for the benefit of
                                  descendants of the late Samuel Bronfman


                                  by:      /s/ Harold R. Handler
                                           Harold R. Handler
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  JOHN L. WEINBERG, individually and as
                                  trustee under certain trusts for the
                                  benefit of descendants of the late Samuel
                                  Bronfman


                                  by:      /s/ Harold R. Handler
                                           Harold R. Handler
                                           Attorney-in-Fact (Pursuant to
                                           Powers of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  ARNOLD M. LUDWICK, as trustee under a
                                  certain trust for the benefit of
                                  descendants of the late Samuel Bronfman and as a director of certain charitable foundations


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)

                                            Page    33    of    40    Pages

                                  ROBERT S. VINEBERG, as trustee under a
                                  certain trust for the benefit of
                                  descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  GARY J. GARTNER, as a manager of a certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  STEVEN H. LEVIN, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)

                                            Page    34    of    40    Pages

                                  JEFFREY D. SCHEINE, as a manager of a
                                  certain general partner of CRB Associates, Limited Partnership and as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  TREVOR CARMICHAEL, as trustee under a
                                  certain trust for the benefit of
                                  descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  NEVILLE LEROY SMITH, as trustee under a
                                  certain trust for the benefit of
                                  descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)

                                            Page    35    of    40    Pages

                                  BRUCE I. JUDELSON, as trustee under certain trusts for the benefit of descendants of the late Samuel Bronfman


                                  by:      /s/ Michel Boucher
                                           Michel Boucher
                                           Attorney-in-Fact (Pursuant to a
                                           Power of Attorney previously filed
                                           with the Securities and Exchange
                                           Commission)



                                  /s/ Stanley N. Bergman
                                  STANLEY N. BERGMAN, as trustee under
                                  certain trusts for the benefit of
                                  descendants of the late Minda de Gunzburg
                                  and as voting trustee under a certain
                                  voting trust agreement


                                  /s/ Guido Goldman
                                  DR. GUIDO GOLDMAN, as trustee under certain
                                  trusts for the benefit of descendants of
                                  the late Minda de Gunzburg and as voting
                                  trustee under a certain voting trust
                                  agreement


                                  /s/ Leonard M. Nelson
                                  LEONARD M. NELSON, as trustee under certain
                                  trusts for the benefit of descendants of
                                  the late Minda de Gunzburg and as voting
                                  trustee under a certain voting trust
                                  agreement

                                            Page    36    of    40    Pages

                                 EXHIBIT INDEX



                                                   Sequentially
Description of Exhibit                             Numbered Page

A.  Form of Lock-up Agreement                            37

                                            Page    37    of    40    Pages

                                                                     EXHIBIT A


                           The Seagram Company Ltd.

                               Lock-Up Agreement


                                 June 15, 1999

Goldman, Sachs & Co.
Bear, Stearns & Co.
Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston Corporation
PaineWebber Incorporated
Salomon Smith Barney Inc.
Blaylock & Partners L.P.
  As representatives of the Several U.S. Underwriters

Goldman Sachs International
Bear, Stearns International
Merrill Lynch International
Morgan Stanley & Co. International Limited
  As representatives of the Several International Underwriters

Goldman Sachs Canada
CIBC World Markets Inc.
RBC Dominion Securities Inc.
Nesbitt Burns Inc.
  As representatives of the Canadian Underwriters

c/o Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004

         Re:     The Seagram Company Ltd. - Lock-Up Agreement

Ladies and Gentlemen:

         The undersigned understands that Goldman, Sachs & Co., Bear, Stearns & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, PaineWebber Incorporated, Salomon Smith Barney Inc. and Blaylock & Partners L.P., as representatives (the "U.S. Representatives"), propose to enter into an underwriting agreement (the "U.S. Underwriting Agreement") on behalf of the several U.S. Underwriters named in Schedule I to such agreement (collectively, the "U.S. Underwriters"), with The Seagram Company Ltd., a

                                            Page    38    of    40    Pages

Canadian corporation (the "Company") and certain of its shareholders (the "Selling Shareholders"), providing for a public offering of the common shares of the Company (the "Shares") pursuant to a Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the "SEC"), and that Goldman Sachs International, Bear, Stearns International, Merrill Lynch International and Morgan Stanley & Co. International Limited, acting as representatives of the international syndicate (the "International Representatives"), propose to enter into an underwriting agreement (the "International Underwriting Agreement") on behalf of the several International Underwriters named in Schedule I to such agreement (collectively, the "International Underwriters") with the Company and the Selling Shareholders, and that Goldman Sachs Canada, CIBC World Markets Inc., RBC Dominion Securities Inc. and Nesbitt Burns Inc., acting as representatives (collectively, the "Canadian Representatives", and together with the U.S. Representatives and the International Representatives, the "Representatives") of the several Canadian Underwriters (together with the U.S. Underwriters and the International Underwriters, the "Underwriters") named in Schedule I to the agreement between the Canadian Underwriters and the Company (the "Canadian Underwriting Agreement", and together with the U.S. Underwriting Agreement and the International Underwriting Agreement, the "Underwriting Agreement") propose to enter into the Canadian Underwriting Agreement with the Company.

         In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of the final Prospectus covering the public offering of the Shares and continuing to and including the date 90 days after the date of such final Prospectus, the undersigned will not offer, sell, contract to sell, pledge, or otherwise dispose of any Shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive Shares of the Company, or any such substantially similar securities, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) (collectively the "Undersigned's Shares").

         The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned's Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned's Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

         Notwithstanding the foregoing, the undersigned may transfer the Undersigned's Shares (I) to Bronfman Permitted Transferees or (II) to other

                                            Page    39    of    40    Pages

persons with the prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters; provided that such transferee shall have agreed with Goldman, Sachs & Co., acting on behalf of the Underwriters, to be bound by the terms of this Lock-Up Agreement for the balance of the lock-up period remaining at the time of such transfer. "Bronfman Permitted Transferees" means:

                 i) Edgar Miles Bronfman and his immediate family and lineal descendants;

                 ii)      the spouses of any one or more of the foregoing;

                 iii) any trust of which any one or more of such persons is a beneficiary;

                 iv) a partnership in which one or more of the foregoing entities owns a majority equity interest; and

                 v) any company directly or indirectly under the Control of one or more of the foregoing.

         Control means, in the case of a company or corporation, the beneficial ownership of

                 (a) voting securities carrying not less than 50.1% of the votes that may be cast at a meeting of shareholders of the company (other than meetings of a particular class); and

                 (b) securities carrying the right to receive not less than 50.1% of the residual assets of a company upon liquidation or dissolution, after provision for any shares entitled to receive property of a fixed or determinable value upon liquidation or dissolution in priority to the right of any other class or classes of shares.

         "Immediate family" means any relationship by blood, marriage or adoption, not more remote than first cousin.

         Except as contemplated by clause (I) or (II) above, for the duration of this Lock-Up Agreement the undersigned will have good and marketable title to the Undersigned's Shares, free and clear of all liens, encumbrances, and claims whatsoever, except for such liens, encumbrances and claims in respect of the Undersigned's Shares as are in existence on the date hereof.

               [The rest of this page intentionally left blank]

                                            Page    40    of    40    Pages

         The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors, and assigns.

                                  Very truly yours,


                                  -------------------------



                                  -------------------------
                                  Authorized Signature


                                  -------------------------
                                  Title